Exhibit (a)(1)(H)

Hi Everyone –

I wanted to give you a brief update on the GameStop merger.

As you may have heard, GameStop initiated the offer to purchase Geeknet’s shares this past Monday and filed its tender offer statement with the SEC.  Shortly thereafter, we also filed with the SEC our corresponding recommendation statement on Monday.  We are excited about the progress.

We received good news on the regulatory front.  Before a merger can be completed, parties are often required to file a pre-merger notification form with federal antitrust agencies and wait a certain period before consummating the merger.  Last Friday, the Federal Trade Commission terminated the waiting period for the GameStop/Geeknet transaction, effective immediately.  From an antitrust perspective, this means that the parties are now free to consummate the merger.

Note that the tender offer will be open until Monday, July 13th at 11:59 PM Eastern Time, unless extended in accordance with the merger agreement.  Please keep an eye out in your inbox or physical mail for more information about the tender offer.  We have prepared the FAQ which hopefully answers most of your questions.  Should you have any others, please reach out to Jenny Gillespie or Erica Kotowski.

If you want more information about the tender offer, please refer to:

•	GameStop's tender offer statement (http://geek.net/secfiling.cfm?filingID=1193125-15-222730&CIK=1096199) and

•	Geeknet's recommendation statement (http://geek.net/secfiling.cfm?filingID=1193125-15-222735&CIK=1096199).

Thanks you for continued hard work.
Katy